UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

 The following amendment has been made to the 'Director/PDMR Shareholding' announcement released on 15 April 2024 under RNS No 6709K:

-  A typographical correction to the share price for the transaction shown in the table below.

All other details to the original announcement remain unchanged.

The amended table is shown below.

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	David Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/ amendment	Amendment
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 11 April 2024, on Ordinary Shares held within an ISA
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.3860	19

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2024-04-12
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: April 16, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc